

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 28, 2016

<u>Via E-mail</u>
Ms. Elizabeth A. Pagliarini
Chief Financial Officer
Summit Healthcare REIT, Inc.
2 South Pointe Drive, Suite 100
Lake Forest, CA 92630

     Re: Summit Healthcare REIT, Inc.
           Form 10-K for the fiscal year ended December 31, 2014
           Filed March 20, 2015
           File Nos. 0-52566

Dear Ms. Pagliarini:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Eric McPhee

                        Eric McPhee
                        Senior Staff Accountant
                        Office of Real Estate & -
                          Commodities